EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and the “if converted” method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options and restricted stock units. Common shares issuable upon exercise of certain options are not used in the calculation for the years ended December 31, 2010 to 2014, as the effect would be anti-dilutive.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(In thousands of U.S. dollars except per share information)

Loss from continuing operations	$(4,005)	$(25,838)	$(42,264)	$(31,379)	$(9,270)

(Loss) income from discontinued operations, net of income tax	(66)	967	87,962	963	(8,269)

Net (loss) income available to common shareholders	$(4,071)	$(24,871)	$45,698	$(30,416)	$(17,539)

Basic net (loss) income per common share

Continuing operations	(0.08)	(0.51)	(0.84)	(0.63)	(0.18)

Discontinued operations	(0.00)	0.02	1.75	0.02	(0.15)

Net (loss) income per common share	$(0.08)	$(0.49)	$0.91	$(0.61)	$(0.33)

Diluted net (loss) income per common share

Continuing operations	(0.08)	(0.51)	(0.84)	(0.63)	(0.18)

Discontinued operations	(0.00)	0.02	1.75	0.02	(0.15)

Net (loss) income per common share	$(0.08)	$(0.49)	$0.91	$(0.61)	$(0.33)

Weighted average number of common shares outstanding (in thousands)	51,126	50,909	50,112	50,105	52,382

Diluted weighted average number of common shares outstanding (in thousands)	51,126	50,909	50,112	50,105	52,382